Office of General Counsel

Please Reply to:Stephen M. Jackson
Asst. General Counsel
One Nationwide Plaza 01-09-V2
Columbus, Ohio 43215
E-mail: jacksos5@nationwide.com
Tel: (614) 677-8212
Fax: (614) 249-2112

VIA EDGAR

May 11, 2007

Ms. Rebecca A. Marquigny
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
 Washington, D.C.  20549-0506

Re:           Nationwide Life and Annuity Insurance Company
Nationwide VL Separate Account - G
(N-6 Registration Statement, File No. 333-142866)
ACCESSION NUMBER: 0001190903-07-000626

Dear Ms. Marquigny:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended Nationwide Life and Annuity Insurance Company ("Nationwide") and its Nationwide VL Separate Account - G ("Variable Account"), hereby applies for the immediate withdrawal of its Registration Statement on Form N-6, File No. 333-142866, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on May 11, 2007 and has not been declared effective and no securities have been sold in connection with the offering.

Nationwide's request is based on a determination not to proceed with the registration of the product included in the Registration Statement at this time. Accordingly, Nationwide hereby respectfully requests the immediate withdrawal of the Registration Statement.

Nationwide further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you have any questions about this request for withdrawal, please reply to me at the contact information on the first page of this correspondence.

Sincerely yours,

/s/ STEPHEN M. JACKSON
Stephen M. Jackson
Asst. General Counsel
Office of General Counsel
Nationwide Life and Annuity Insurance Company